SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 1)
KOMAG, INCORPORATED
(Name of Subject Company)
KOMAG, INCORPORATED
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

500453204
(CUSIP Number of Class of Securities)

Timothy D. Harris
Director and Chief Executive Officer
Komag, Incorporated
1710 Automation Parkway
San Jose, CA 95131
(408) 576-2000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:

Larry W. Sonsini, Esq. Page Mailliard, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Jason P. Sebring, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market, Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2007 (as previously filed with the SEC, the “Schedule 14D-9”), by Komag, Incorporated., a Delaware corporation (the “Company”), relating to the tender offer made by State M Corporation, a Delaware corporation (“Offeror”), and wholly-owned subsidiary of Western Digital Technologies, Inc., a Delaware corporation (“WDTI”) and wholly-owned subsidiary of Western Digital Corporation, a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement on Schedule TO filed by Offeror, WDTI and Parent, dated July 11, 2007, as amended (as previously filed with the SEC, the “Schedule TO”), to purchase all outstanding shares of common stock of the Company at a price of $32.25 net per share in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 11, 2007, as amended, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 1, except that such information is hereby amended to the extent specifically provided herein.
     The Company is filing this amendment solely for the purpose of re-filing Annex II to correct a filing error in the initial submission.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOMAG, INCORPORATED
Dated: July 11, 2007	/s/Timothy D. Harris
Timothy D. Harris
Chief Executive Officer

Annex II

June 28, 2007

Board of Directors
Komag, Incorporated
1710 Automation Parkway
San Jose, CA 95131

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of shares of common stock, par value $0.01 per share (“Company Common Stock”), of Komag, Incorporated (the “Company”) of the Consideration (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of June 28, 2007 (the “Merger Agreement”), by and among Western Digital Corporation (the “Acquiror”), State M Corporation, a wholly owned subsidiary of the Acquiror (the “Purchaser”) and the Company. The Merger Agreement provides for among other things, (i) the commencement by the Purchaser of a tender offer (the “Offer”) to purchase all of the outstanding shares of Company Common Stock at a purchase price of $32.25 per share in cash (the “Consideration”) and (ii) the subsequent merger (the “Merger” and, together with the Offer, the “Transaction”) of the Purchaser with and into the Company pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each share of Company Common Stock not owned by the Acquiror or the Purchaser will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed the Merger Agreement and certain related documents, as well as certain publicly available business and financial information relating to the Company. We also have reviewed certain other information relating to the Company, including financial forecasts, provided to or discussed with us by the Company, and have met with the management of the Company to discuss the business and prospects of the Company. We also have considered certain financial and stock market data of the Company, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company that we have used for purposes of our analysis, the management of the Company has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management and the Board of Directors of the Company as to the future financial performance of the Company. We also have assumed, with your consent, that in the course of obtaining any necessary regulatory or third party consents, approvals or agreements in connection with the Transaction, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on the Company or the Transaction, and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement therein. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction.

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We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. We will also receive a fee for rendering this opinion. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. We and our affiliates have in the past provided investment banking and other financial services to the Company and in the future may provide investment banking and other financial services to the Company and the Acquiror unrelated to the Transaction, for which services we have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of our business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other entities involved in the Transaction and, accordingly, may at any time hold a long or a short position in such securities, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of Company Common Stock pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair to such holders, from a financial point of view.

Very truly yours,

/s/ CREDIT SUISSE SECURITIES (USA) LLC

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